Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 1, 2026

Registration No. 333-249588

$300,000,000

5.950% Fixed-to-Floating Rate Subordinated Notes due 2036

TERM SHEET

Issuer:	Fulton Financial Corporation (the “Company”)

Security:	5.950% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”)

Aggregate Principal Amount:	$300,000,000

Expected Ratings:

Moody’s: Baa2

Morningstar DBRS: BBBH

A credit rating of a security is not a recommendation to buy, sell, or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	May 1, 2026

Settlement Date:	May 5, 2026 (T + 2)

Final Maturity Date (if not previously redeemed):	May 15, 2036

Coupon:

Fixed rate period: From and including the Settlement Date to, but excluding, May 15, 2031, or the date of earlier redemption (the “fixed rate period”), 5.950% per annum, payable semi-annually in arrears.

Floating rate period: From and including May 15, 2031 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the Preliminary Prospectus Supplement under “Description of the Notes—Interest”), plus a spread of 217 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: May 15 and November 15 of each year, commencing on November 15, 2026. The last interest payment date for the fixed rate period will be May 15, 2031.

Floating rate period: February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2031.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of May 15, 2031 and on any date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to May 15, 2031, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date and as described further under “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering to repay $195 million aggregate principal amount of its outstanding 3.25% Fixed-to-Floating Rate Subordinated Notes due 2030 and for general corporate purposes.

Price to Public:	100% of aggregate principal amount of the Notes.

Underwriters’ Discount:	1.00% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$297,000,000

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•     will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes—Subordination” in the Preliminary Prospectus Supplement);

•     will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the Company’s 3.25% Fixed-to-Floating Rate Subordinated Notes due 2030 and 3.75% Fixed-to-Floating Rate Subordinated Notes due 2035; and

•     will be (i) effectively subordinated to the Company’s secured indebtedness to the extent of the value of the collateral securing such indebtedness, and (ii) structurally subordinated to the existing and future liabilities and obligations of the Company’s subsidiaries, including the deposit liabilities and claims of other creditors of Fulton Bank, N.A. and Blue Foundry Bank.

As of December 31, 2025, on a consolidated basis, the Company had no outstanding Senior Indebtedness and had $367.7 million of indebtedness that would rank pari passu to the Notes. As of December 31, 2025, the Company’s subsidiaries had $28.2 billion of liabilities to which the Notes will be structurally subordinated.

CUSIP/ISIN:	360271AN0 / US360271AN03

Book-Running Managers:	Piper Sandler J.P. Morgan
Conflicts of Interest	The Company and Piper Sandler Companies, the parent company of Piper Sandler & Co., an underwriter for this offering, have two 10% or greater shareholders in common. This is deemed a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Piper Sandler & Co. will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it from Piper Sandler & Co. by emailing fsg-dcm@psc.com, or by calling J.P. Morgan Securities LLC at +1 212 834-4533.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Note: We expect that delivery of the Notes will be made against payment therefor on or about the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T + 2”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (“T + 1”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T + 2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing or the next business day should consult their own advisor.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.